Exhibit 4 (c)
ANNUAL RENEWABLE TERM RIDER — ADDITIONAL INSURED
This Rider (“Rider”) becomes a part of the policy to which it is attached (“the Policy”). All terms of the Policy that do not conflict with this Rider’s terms apply to this Rider.
Rider Benefit Summary — This Rider provides term insurance on the person insured under this Rider equal to the Face Amount of the Rider (“Rider Face Amount”).
Insured — As used in this Rider, the “Insured” means the person named in the Policy Specifications as the Insured under this Rider.
Rider Face Amount —The Rider Face Amount is shown in the Policy Specifications.
Decrease in Face Amount — You may decrease the Face Amount of this Rider by Written Request. The decrease will be effective on the Monthly Payment Date on or next following the date we approve your Written Request.
Charge for this Rider — On each Monthly Payment Date prior to the Policy’s Monthly Deduction End Date, there is a charge for this Rider, which is equal to the Rider Cost of Insurance Charge. The maximum for this charge is described below. We may charge less than this maximum charge. Any lesser charge will apply uniformly to all members of the same Class. For the purpose of this Rider, Class includes the Policy form to which this Rider is attached.
Rider Cost of Insurance Charge — The Rider Cost of Insurance Charge is (1) multiplied by (2) where:
(1) is the Maximum Monthly Cost of Insurance Rate for the Rider divided by 1000; and
(2) is the Face Amount of the Rider.
Cost of Insurance Rates — The Maximum Monthly Cost of Insurance Rates for this Rider are shown in the Policy Specifications.
Conversion — Within 90 days after termination of the Policy by death of the Insured under the Policy, the Face Amount for this rider may be converted to a new policy on the life of the Insured at any time before such person becomes Age 65 and as long as this Rider is In Force. This rider may be converted during the first two years it is In Force regardless of the Insured’s Age. The Face Amount for this Rider will be cancelled on the issue date of any new policy. The Face Amount of the new policy will be the same as, or lower than, the Face Amount of this Rider, provided that such Face Amount is at least equal to the minimum issue amount at the time of conversion. At the time of conversion, the new policy will be based on a plan of permanent life insurance that we make available for this purpose. The new policy will be issued at the same Risk Class and contain the same restrictions, if any, as this Rider. It will be issued at our published rates which apply for the Insured’s Age on the issue date of the new policy. Riders will not be included in the new policy without our consent. If we are waiving charges for this Rider, and if this Rider is converted as described above, we will waive premiums under the new policy as long as total disability continues without interruption.
Effective Dates — This Rider is effective on the Policy Date unless otherwise stated. It will terminate on the earliest of:
•	your Written Request;
•	the date the Rider or the Policy ceases to be In Force; and
•	when the Insured becomes Age 121.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary